Tuesday, 10 January 2017

National Grid plc (National Grid)

National Grid plc scrip dividend

National Grid confirms that an application has been made to the Financial Conduct Authority for 3,498,317 ordinary shares to be admitted to the Official List, and to the London Stock Exchange for the shares to be admitted to trading, in relation to the operation of the Scrip Dividend scheme for the 2016/17 interim dividend, payable on 11 January 2017.  Dealings are expected to commence on 11 January 2017 and the shares will rank pari passu with the existing issued ordinary shares of the Company.

In accordance with the terms of the scrip dividend, 3,029,432 ordinary shares are to be issued at a price of 920.92 pence per share.  In accordance with the terms of the scrip dividend for US holders of American Depositary Receipts (‘ADRs’), 93,777 ADRs (each representing 5 ordinary shares) are to be issued at a price of US$57.4009, representing 468,885 ordinary shares (including fractional entitlements).

The current terms and conditions of the scrip dividend scheme are available on the Company’s website at www.nationalgrid.com in the Investors section, from Capita Asset Services (0371 402 3344, nationalgrid@capita.co.uk) and are also set out in full in the announcement released by the Company on 1 December 2016, which is available on the National Storage Mechanism.

Contact: David Whincup, Assistant Company Secretary (020 7004 3209)